THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 101(d) OF REGULATION S-T

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           FTS Apparel, Inc. ("FLIP")
                          ----------------------------
                                (Name of Company)

                     Common Stock, $.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   30266R 10 6
                                 --------------
                                 (CUSIP Number)


                             David J. Babiarz, Esq.
                       Overton, Babiarz & Associates, P.C.
                      7720 East Belleview Avenue, Suite 200
                        Greenwood Village, Colorado 80111
                                 (303) 779-5900
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                     1/11/02
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      30266R 10 6
         -------------------------

1        Name of Reporting Person

         Scott Gallagher


2        Check the Appropriate Box if a Member of a Group      a
                                                                 -------

                                                               b
                                                                 -------
3        SEC USE ONLY


4        Source of Funds *

         PF


5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6        Citizenship or Place of Organization

         United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7        Sole Voting Power:         3,081,618

8        Shared Voting Power:         -0-

9        Sole Dispositive Power:    3,081,618

10       Shared Dispositive Power:    -0-

11       Aggregate Amount Beneficially Owned by Each Reporting Person: 3,081,618

12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares *

13       Percent of Class Represented by Amount in Row (11):  28.99%

14       Type of Reporting Person *

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1: SECURITY AND COMPANY

     This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share, of FTS Apparel, Inc. (hereinafter the "Company"), whose principal place of business is located at One Oxford Valley, Suite 810, Langhorne, Pennsylvania 19047.

ITEM 2: IDENTITY AND BACKGROUND OF REPORTING PERSON

          a.   Name - Scott Gallagher

          b.   Address - One Oxford Valley,  Suite 810, Langhorne,  Pennsylvania
               19047

          c. Occupation-- Mr. Gallagher is the Chairman of the Board and Chief Executive Officer of the Company located at the address above. Mr. Gallagher also serves as a managing partner of About-Face Communications, a private management consulting firm.

          d. During the past five years, Mr. Gallagher has not been convicted in any criminal proceeding.

          e. During the past five years, Mr. Gallagher has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

          f.   Mr. Gallagher is a citizen of the United States of America.


Item 3: SOURCE OF FUNDS OR OTHER CONSIDERATION

     On January 11, 2002, pursuant to the terms and conditions of an Executive Employment Agreement between the Company and the Reporting Person, the Reporting Person acquired beneficial ownership of 1,200,000 shares of the common stock of the Company. Simultaneously, Mr. Gallagher agreed to purchase 1,861,618 shares of common stock from certain existing shareholders of the Company. Mr. Gallagher intends to use his personal funds to make the acquisitions.


Item 4: PURPOSE OF TRANSACTION

     Mr. Gallagher acquired securities of the Company for purposes of investment and in connection with his appointment as Chairman of the Board and Chief Executive Officer of the Company. Mr. Gallagher intends to assume control of the Company, evaluate and, where appropriate, expand or revise its business plan.

          a. Mr. Gallagher will evaluate opportunities to acquire additional securities of the Company and, where appropriate, add to his investment. Mr. Gallagher will continuously evaluate his holdings in the Company and make additional acquisitions or dispositions, in his discretion.

          b. Mr. Gallagher will evaluate opportunities to acquire additional assets and business operations through the acquisition of assets or securities of other entities. Such acquisitions will be evaluated with a view to increasing shareholder value.

          d. As the sole remaining member of the Board of Directors of the Company, Mr. Gallagher appointed additional individuals to fill the existing vacancies. Mr. Gallagher has appointed Messrs. David
               R. Rasmussen, James H. Gilligan and Scott McBride to serve on the Board until the next annual meeting of shareholders and until their successors shall be elected.

          f. Mr. Gallagher has no other plans to make material changes in the Company's business or corporate structure, or similar actions.


ITEM 5: INTEREST IN SECURITIES OF THE COMPANY


          a. As of the date of the filing of this Schedule, the Reporting Person is deemed to beneficially own 3,081,618 shares of Common Stock of the Company. Such amount includes 1,200,000 shares of Common Stock owned directly by the Reporting Person and 1,861,618 shares which the Reporting Person has the right to acquire pursuant to an agreement with existing shareholders. The agreement provides that Mr. Gallagher shall acquire such shares at a closing to be held in the indeterminate future. The Reporting Person's beneficial ownership represents 28.99% of the issued and outstanding Common Stock of the Company as of the date of this Schedule.

          b. The Reporting Person has the sole power to vote and dispose of 3,081,618 shares of common stock of the Company.

          c. On January 11, 2002, Mr. Gallagher executed an Executive Employment Agreement with the Company. Such Agreement provides that the Company agrees to issue him 1,200,000 shares of Common Stock in partial payment for services rendered to the Company.

                  Simultaneously with execution of the Agreement, Mr. Gallagher consummated agreements with several existing Company shareholders to acquire an additional 1,861,618 shares of Common Stock. Such Agreement provides that Mr. Gallagher will purchase, and the existing shareholders will sell, such shares for a purchase price of $.03 per share. It is anticipated that the purchase agreements will be completed in the near future.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

         N/A

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

         (2)

               (a)  Executive   Employment  Agreement  dated  January  11,  2002
                    between the Reporting Person and FTS Apparel, Inc.; and

               (b) Form of Agreement between the Reporting Person and Messrs. Joe DeBerry, Roger Burnett, Fisher DeBerry, Ray McElhaney and Bill Conrad regarding purchase and sale of the Company's securities.


                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.


/s/ Scott Gallagher                                Date:  February 13, 2002
-------------------                                       -----------------
Scott Gallagher

Exhibit (a) - Executive Employment Agreement


                         EXECUTIVE EMPLOYMENT AGREEMENT

     This Executive Employment Agreement ("Agreement") is made and deemed effective as of January 5th , 2002, by and between FTS Apparel, Inc., a Colorado corporation ("FTSA"), on one side, and Scott Gallagher ("Executive"), on the other side, with reference to the herein recitals, terms and conditions.

                                    RECITALS
                                    --------

     WHEREAS, Executive is negotiating the purchase of 1,861,618 shares of FTSA's common stock from certain shareholders of that company and Executive may thereby gain a significant equity position thereby;

     WHEREAS, FTSA recognizes the experience and knowledge of Executive in matters relating to the FTSA's future business activities as a public company, and further, recognizes that it is in the best interests of FTSA to retain the services of Executive;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, it is hereby agreed as follows:

                                   AGREEMENT
                                   ---------

     Employment.
     -----------
     FTSA hereby employs Executive as FTSA's Chairman of the Board and Chief Executive Officer, and Executive hereby accepts employment by FTSA in accordance with the terms and conditions set forth in this Agreement.

     Term.
     -----
     Executive's initial term of employment and the services to be provided hereunder shall commence on January 7th ,2002 and continue for a period of two
(2) years from such date (the "Initial Term"), subject to earlier termination as hereinafter provided.

     Compensation.
     -------------
     FTSA shall pay Executive the following aggregate compensation for all services rendered by him to FTSA under this Agreement:

     3.1 Base Salary.
     ----------------
     FTSA shall pay Executive a base salary during the term of this Agreement commencing at the rate of one hundred thousand dollars ($100,000) per annum (the "Base Salary"). The Base Salary shall be payable in arrears, in substantially equal monthly installments or more frequently in accordance with the policies of FTSA. FTSA shall review Executive's base salary bi-annually with Executive for the purpose of determining a reasonable increase based on Executive's service and performance, taking into consideration a good-faith assessment of any other incentive and/or bonus plans to which Executive may be a party. Such review shall be in accordance with FTSA's policies and practices with other executives in similar positions with FTSA and its subsidiaries, if any. Notwithstanding the foregoing, any increase in Executive's Base Salary shall be determined by FTSA at its sole discretion. In the event that FTSA is not able to pay the Executive's salary in cash, the Executive's salary will accrue and may be converted into common stock at market value. Market Value will be the average closing price of FTSA common stock over the preceding 30 day period. Accrued salary may be converted quarterly at the board's discretion.

     3.2 Annual Bonus.
     -----------------
     FTSA shall pay Executive an annual bonus (the "Annual Bonus") in a minimum amount of twenty five percent (25%) of Executive's annual Base Salary based on the achievement of certain predetermined quantitative and qualitative goals related to the operating performance of FTSA as mutually determined and agreed upon by Executive and FTSA and in accordance with FTSA's policies and practices.

     3.3 Payment of Annual Bonus.
     ----------------------------
     Executive's Annual Bonus for each fiscal year shall be determined as soon as practicable following the end of each fiscal year, but in no event later than sixty (60) days following the end of each fiscal year. Any Annual Bonus due to Executive shall be paid promptly upon its final determination. FTSA shall cause and arrange to provide Executive with an annual statement showing the manner in which the Annual Bonus was calculated.

     3.4 Other Benefits.
     -------------------
     Executive shall be entitled to participate, to the full extent eligible and available in accordance with the terms of the program in which he desires to participate in all group life and medical insurance programs which FTSA shall from time to time have for the benefit of its officers, directors and/or employees, subject to the rules and requirements then in effect regarding participation of executives or employees therein. Executive shall also be entitled to participate in any management compensation and benefit program on a basis similar to that which is made available to other members of FTSA's management team operating in a similar capacity as the Executive. FTSA reserves the right to modify, terminate, and/or reduce benefits at any time, provided such modification, termination and/or reduction is applied to all other members of the management team operating in a similar capacity as Executive.

     3.5 Stock.
     ----------
     FTSA shall deliver to Executive, upon execution of this Agreement, one million two-hundred thousand (1,200,000) shares of its unrestricted common stock (the "Stock"), which tender shall be irrevocable. The Stock shall be free and clear of all liens, restrictions, security interests, charges or other encumbrances.

     Duties of Executive.
     --------------------

     4.1 Business Development/Operations.
     ------------------------------------
     Subject to the oversight and direction of the FTSA's board of directors, Executive shall be responsible for managing and developing all aspects of FTSA's operations and business development affairs.

     4.2 Additions and Changes.
     --------------------------
     Executive shall perform such reasonable additional work as may be required by FTSA from time to time under the terms and conditions and according to the directions, instructions and control of FTSA's board of directors.

     4.3 Best Efforts.
     -----------------
     Executive shall devote his best skill, effort and attention to his duties set forth herein and to further enhance and develop FTSA's business affairs, interests and welfare. Executive shall be entitled to perform his duties from whatever location he deems appropriate.

     4.4 Policies.
     -------------
     Executive shall adhere to the employment policies of FTSA in effect from time to time. References to the policies or practices of FTSA shall mean its policies or practices of which Executive has notice as in effect and modified from time to time.

     4.5 Other Employment.
     ---------------------
     Executive may engage in other employment with the prior written consent of FTSA. Further, this provision shall not be construed to prevent the Executive from personally, and for Executive's own account, owning, managing, investing or trading in real estate, stocks, bonds, securities, commodities, or any other forms of investment, so long as such owning, managing, investing or trading is not in competition with FTSA and does not interfere with the performance of Executive's duties hereunder. However, Executive is not required to devote his full time to FTSA, but is required to devote up to 100% of his time to FTSA if necessary.

     Expenses.
     ---------
     FTSA shall reimburse Executive for reasonable and necessary business expenses in accordance with the expense reimbursement policies and practices of FTSA and in accordance with a predetermined budget to be approved by the board of directors of FTSA.

     Director's and Officer's Insurance.
     -----------------------------------
     FTSA shall be required to maintain, for the benefit of Executive, a director's and officer's policy of insurance in accordance with the same terms and amounts as with other FLIP officers/directors.

     Fringe Benefits.
     ----------------
     FTSA shall provide Executive with all fringe benefits regularly provided to other similarly situated officers, directors of FTSA, generally and with such other fringe benefits as the Executive and FTSA shall mutually agree upon in writing.

     7.1 Vacation.
     -------------
     FTSA shall provide Executive with two (2) weeks of paid vacation as well as holidays in accordance with FTSA's policies.

     7.2 Insurance.
     --------------
     FTSA shall provide Executive with family health insurance pursuant to FTSA's health insurance plan if one exists and in accordance with the policies and practices of FTSA.

     Termination.
     ------------

     8.1 Termination with Cause.
     ---------------------------
     FTSA may terminate Executive "with cause" without notice, for reason of Executive's (i) misappropriation or embezzlement of funds of FTSA, (ii) intentional misrepresentation of a product or service offered by FTSA, (iii) soliciting a client's or customer's business for personal or competitive gain,
(iv) use or sale of illegal drugs in the work place, or repeated intoxication from alcohol or controlled substances in the work place, (v) physical, mental or sexual abuse or harassment of any employee, customer or prospective client or customer, (vi) criminal negligence or criminal acts in the work place; (vii) commission of a felony or crime of moral turpitude, (viii) selling or providing confidential information of FTSA to a competitor, or (ix) theft or destruction of property of FTSA. FTSA may terminate Executive "with cause" if, after ten
(10) days prior written notice by FTSA to Executive, Executive has failed to cure any of the following occurrences: (i) violation of FTSA policies or procedures, (ii) breach of any other of the covenants of this Agreement not specifically set forth in (i) through (viii) above, or (iii) breach of an employee's customary obligations to the employer. In the event that Executive is terminated "with cause," Executive shall be entitled solely to the payment of
(i) Executive's then current Base Salary through the date Executive is terminated and (ii) all accrued and unused vacation and sick leave as of the date of termination. Executive shall not be entitled to receive any other amounts or benefits from FTSA.

     8.2 No Termination Without Cause.
     ---------------------------------
     FTSA may not terminate Executive "without cause." In the event that FTSA terminates Executive "without cause," Executive shall be paid (i) all Base Salary accrued and unpaid through the date of termination and (ii) all accrued and unused vacation and sick leave as of the date of termination in addition to other legal and equitable remedies available to Executive.

     8.3 Termination Due to Executive's Death or Disability.
     -------------------------------------------------------
     In the event that this Agreement is terminated due to Executive's death or disability (as defined below), Executive (or Executive's legal representatives) shall be paid (i) two (2) months' Base Salary as severance, (ii) Base Salary through the date of termination, (iii) all Bonus payments earned through the date of termination or previously awarded and unpaid and (iv) all accrued and unused vacation and sick leave as of the date of termination. For purposes of this Agreement, the term "Disability" shall mean the mental and physical inability to perform satisfactorily Executive's regular full time duties - with or without a reasonable accommodation - as determined by a physician chosen by mutual agreement of a physician selected by Executive and a physician selected by FTSA, provided, however, that any Disability which continues for thirty (30) days (whether or not consecutive) in any eighteen (18) month period shall be deemed a Disability.

     Indemnification.
     ----------------

     9.1 Definition.
     ---------------
     As used in this provision, "Damages" means all claims, damages, liabilities, losses, judgments, settlements, and expenses, including, without limitation, all reasonable fees and disbursements of counsel incident to the investigation or defense of any claim or proceeding or threatened claim or proceeding.

     9.2 Terms of Indemnification.
     -----------------------------
     FTSA agrees to indemnify, defend and hold harmless Executive from all Damages (i) proximately caused by the fault or negligence of FTSA, its officers, directors, employees or agents; (ii) which relate in any manner to the terms and obligations of this Agreement; (iii) which relate to any other failure by FTSA to comply with any terms of this Agreement; (iv) which relate to any failure by FTSA to comply with applicable laws and/or regulations in accordance with this Agreement; and/or (v) resulting from any breach of any representation, warranty, covenant or promise made by FTSA in this Agreement.

     9.3 Notice of Claim.
     --------------------
     FTSA shall promptly notify Executive in writing of any claim asserted by a third person that might give rise to any indemnity obligation hereunder. Failure of any FTSA to promptly give such notice shall not relieve that individual of his indemnification obligations under this Agreement. Together with or following such notice, FTSA shall deliver to Purchaser copies of all notices and documents received by such party relating to the asserted claim (including court papers).

     9.4 FTSA Indemnification.
     -------------------------
     Executive will indemnify and hold harmless, previous board members and officers of the corporation from any claim that arises relating to the business activities of FTSA after the "closing" date.

     Transfer and Assignment of Intellectual Property Rights.
     --------------------------------------------------------
     Executive agrees to transfer and assign to FTSA all of his rights, if any, to that certain intellectual Internet property known as "IDIndustry.com," subject to FTSA's full compliance with the terms and conditions of this Agreement. However, Executive expressly disclaims any (i) warranty as to the viability, marketability, and/or functionality of that Internet property. In no event shall Executive be liable or responsible for any claims made against that Internet property in any respect and FTSA will be indemnified for all claims made prior to the "closing" date, FTSA will not be held responsible for any claims or liabilities relating to "IDIndustry.com prior to closing.

     Miscellaneous.
     --------------

     12.1 Survival of Representations and Warranties.
     ------------------------------------------------
     The representations and warranties of the parties including indemnification
obligations   contained  herein  shall  survive  following  the  termination  of
Executive's employment with FTSA.

     12.2 Waivers.
     -------------
     No action taken pursuant to this Agreement, including any investigation by or on behalf of any party shall be deemed to constitute a waiver by the party taking such action or compliance with any representation, warranty, covenant or agreement contained herein, therein and in any documents delivered in connection herewith or therewith. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

     12.3 Notices.
     -------------
     All notices, requests, demands and other communications, which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered or mailed, first class mail, postage prepaid:

                    To FTSA:          ___________________

                    To Executive:   Scott Gallagher
                                    One Oxford Valley, Ste. 810
                                    Langhorne, PA 19047

                    With copy to:   Joseph A. Maleki, Esq.
                                    Maleki & Associates
                                    19600 Fairchild, Suite 260
                                    Irvine, California 92612

or to such other address as such party shall have specified by notice in writing to the other party.

     12.4 Merger and Integration.
     ----------------------------
     This Agreement contains the entire understanding of the parties. There are no representations, covenants or understandings other than those, either express, implied or referred to herein. Each party acknowledges that there are no conditions to this agreement other than those expressed or referred to herein. Each party further acknowledges that no other party or any agent or attorney of any other party has made any promise, representation or warranty whatsoever, express or implied or statutory, not contained or referred to herein, concerning the subject matter hereof, to induce him to execute this Agreement, and he acknowledges that he has not executed this Agreement in reliance on any such promise, representation or warranty not specifically contained or referred to herein.

     12.5 Sections and Other Headings.
     ---------------------------------
     The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

     12.6 Governing Law.
     -------------------
     This Agreement, and all transactions contemplated hereby, shall be governed by, construed and enforced in accordance with the laws of the State of Pennsylvania. The parties herein submit to personal jurisdiction and venue of a court of subject matter jurisdiction which is appropriate for Langhorne, Pennsylvania.

     12.7 Attorney's Fees and Court Costs.
     -------------------------------------
     In the event that litigation results from or arises out of this Agreement or the performance thereof, the parties agree to reimburse the prevailing party's reasonable attorney's fees, court costs, and all other expenses, whether or not taxable by the court as costs, in addition to any other relief to which, the prevailing party may be entitled.

     12.8 Contractual Procedures.
     ----------------------------
     Unless specifically disallowed by law, should litigation arise hereunder, service of process therefore, may be obtained through certified mail, return receipt requested; the parties hereto waiving any and all rights they may have to object to the method by which service was perfected.

     12.9 Partial Invalidity.
     ------------------------
     If any provision in this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions will nevertheless continue in full force without being impaired or invalidated in any way.

     12.10 Further Assurances.
     -------------------------
     The  parties  agree to take all further  actions,  including  execution  of
documents,   which  are  reasonably  necessary  to  effectuate  the  transaction contemplated by this Agreement.

     12.11 Binding on Successors.
     ----------------------------
     This Agreement and covenants and conditions herein contained shall apply to, be binding upon and inure to the benefit of the respective heirs, administrators, executors, legal representatives, assignees, successors and agents of the parties hereto.

     12.12 Specific Performance.
     ----------------------------
     The parties agree that remedies, at least for any breach or threat of breach of this Agreement, may be inadequate and that, in the event of any such breach or threat of breach, the non-breaching party will be entitled, in addition to all other rights and remedies otherwise available at law or in equity, to the equitable remedy of injunctive relief to enforce the provisions of this Agreement.

     12.13 Joint Preparation.
     ------------------------
     This Agreement is to be deemed to have been jointly prepared by the parties hereto and any uncertainty and ambiguity existing herein shall not be interpreted against any party hereto, but according to the application of the rules of interpretation of contracts, if any such uncertainty or ambiguity exists.

     12.14 Counterparts.
     -------------------
     This Agreement can be executed in one or more counterparts and the counterparts signed in the aggregate shall constitute a single, original instrument. A facsimile/photocopy of this Agreement may be used in lieu of the original for all purposes.

     12.15 Contingencies.
     --------------------
     This agreement must be signed by all board members of FTSA in addition to the following other documents and actions: the lease agreement settlement must be signed, the stock purchase agreement must be signed, all board members must resign as officers and board members of FTSA effective immediately and Mr. Scott Gallagher must be elected as COB/CEO and is responsible for all outstanding obligations of FTSA.

     IN WITNESS WHEREOF, the parties have executed this Agreement (consisting of 6 pages) so that it is deemed effective as of the day and year first written above.


FTS APPAREL, INC.                           SCOTT GALLAGHER


By:   /s/ LeRoy Landhuis                    /s/ Scott Gallagher
     ----------------------------           ---------------------------------
     LeRoy Landhuis, Chairman/CEO

By:  /s/ Joe DeBerry                     Dated:  1/11/02
     ----------------------------                ----------------------------
     Joe DeBerry, Director

By:  /s/ Roger Burnett
     ----------------------------
     Roger Burnett, Director

Dated:  1/14/02
        -------------------------

Exhibit (b)

                    AGREEMENT FOR PURCHASE AND SALE OF STOCK


     This Agreement for Purchase and Sale of Stock ("Agreement") is made and deemed effective as of January 5th 2002, by and between Fisher DeBerry, Roger Burnett, Joe DeBerry, Ray McElhaney and Bill Conrad (collectively referred to as "Sellers"), on one side, and Scott Gallagher and/or his assigns, successors and/or nominees (referred to as "Purchaser"), on the other side, with reference to the herein recitals, terms and conditions.

                                    RECITALS
                                    --------

     A. Sellers are each shareholders of record and, in some instances, either current or former directors of FTS Apparel, Inc., a Colorado corporation (the "Corporation");

     B. Purchaser desires to purchase and Sellers desire to sell or cause to be sold a certain number of common shares of the Corporation's stock as identified in Exhibit "A" (the "Stock") upon the terms and subject to the conditions hereinafter set forth;

     C. Purchaser further desires to be retained by the Corporation as Chairman of the board of directors and Chief Executive Officer in conjunction with consummation of the transaction contemplated by this Agreement;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, it is hereby agreed as follows:


                                    AGREEMENT
                                    ---------

     1.0  Purchase and Sale; Closing.
     --------------------------------

     1.1 Purchase and Sale of Corporation's  Common Stock.
     -----------------------------------------------------
     Subject to the terms and conditions hereinafter set forth, at the closing of the transaction (defined below) contemplated hereby, Sellers shall collectively sell, convey and transfer, or cause to be sold, conveyed or transferred, the Stock and deliver to Purchaser certificates representing the Stock, and the Purchaser shall purchase from the Seller the Stock in consideration of the purchase price set forth in Section 2, below. The certificates representing the Stock shall be duly endorsed for transfer or accompanied by appropriate stock transfer powers duly executed in blank, in either case with signatures guaranteed in the customary fashion, and shall have all the necessary documentary transfer tax stamps affixed thereto at Sellers' sole expense.

     1.2 Procedure for Closing.
     --------------------------
     The closing of the transaction contemplated by this Agreement shall be held at Maleki & Associates, 19600 Fairchild, Suite 260, Irvine, California, 92612, on January 23, 2002, at 5:00 p.m. est. or such other place, date and time as the parties hereto may otherwise agree (such date to be referred to in this Agreement as the "Closing Date").

     1.3 Deliveries by Sellers.
     --------------------------
     On the Closing Date, Sellers shall deliver to Purchaser the following:

          A. Those certificates evidencing the Stock as set forth in Section 3.2, below; and

          B. Executed resignations of Fisher DeBerry, Roger Burnett, Joe DeBerry, and LeRoy Landhuis.

     1.4 Deliveries by Buyers.
     -------------------------
     On the Closing Date, Purchaser shall deliver to Sellers, in accordance with the allocations set forth in Exhibit "A" hereto, checks or wire transfers as consideration of the contemplated purchase of the Stock.


     2.0 Amount and Payment of Purchase Price.
     -----------------------------------------

     The purchase price of the Stock shall be $0.03 per share in accordance with the allocation set forth in Exhibit "A" attached and incorporated herein, all in the aggregate sum of Fifty-Five Thousand Eight Hundred Forty Eight ($55,848.54) Dollars and 54/100.


     3.0 Sellers' Representations and Warranties.
     --------------------------------------------

     Sellers each hereby warrant and represent as follows:

     3.1. Validity of Agreement.
     ---------------------------
     This Agreement has been duly executed and delivered by Sellers and is a legal, valid and binding obligation upon Sellers, enforceable in accordance with its terms, except as may be limited by the laws of bankruptcy or equity.

     3.2 Title to Shares;
     --------------------
     Sellers each own the Stock, free and clear of all liens, security interests, charges or other encumbrances, except as otherwise disclosed in writing by Sellers. Sellers are not party to any agreement, written or oral, creating rights in respect to the Stock in any third person or relating to the voting of the Stock. There are no existing warrants, options, stock purchase agreements, stock transfer restriction agreements, redemption agreements, calls or rights to subscribe of any character relating to the Stock, nor are there any securities convertible into such stock.

     3.3 Voluntary and Intelligent Execution.
     ----------------------------------------
     Sellers have entered into the transaction contemplated by this Agreement at Sellers' own free will and without any fraud or coercion of any kind. Sellers have not relied on any representations not contained in this Agreement. Sellers have had the opportunity to seek the advice of competent and independent legal counsel with respect thereto and undertaken such investigation into the relevant facts as Sellers deemed necessary and appropriate.

     3.4 Authority Relative to this Agreement.
     -----------------------------------------
     Except as otherwise stated herein, Sellers have full power and authority to execute this Agreement and carry out the transaction contemplated by it and no further action is necessary by Sellers to make this Agreement valid and binding upon Sellers and enforceable against them, individually or jointly, in accordance with the terms hereof, or to carry out the actions contemplated hereby. The execution, delivery and performance of this Agreement by Sellers will not:

          A. Constitute a breach or a violation of the Corporation's Certificate of Incorporation, By-Laws, or of any law, agreement, indenture, deed of trust, mortgage, loan agreement or other instrument to which any of them are a party, or by which it is bound;

          B. Constitute a violation of any order, judgment or decree to which any of them are a party or by which its assets or properties are bound or affected; or

          C. Result in the creation of any lien, charge or encumbrance upon any of their assets or properties, except as stated herein.

     4.0 Release and Waiver.
     -----------------------

     For the consideration and mutual promises herein contained, each of the Sellers, on behalf of themselves and for all of its officers, directors, trustees, shareholders, heirs, executors, administrators, attorneys, consultants, successors and assigns, principals, agents, servants, employees, representatives, and each of them, hereby forever release and discharge Purchaser and the Corporation and their companies, officers, directors, trustees, shareholders, heirs, executors, administrators, attorneys, consultants, successors and assigns, partners, principals, agents, servants, employees, representatives, and each of them, from any and all actions, causes of action, judgments, liens, promises, agreements, contracts, obligations, transactions, indebtedness, costs, damages, losses, lawsuits, arbitrations, appeals, claims, liabilities, indemnifications, debts, restrictive covenants, demands, attorney's fees or expenses of any nature whatsoever, except as expressly set forth in this Agreement, and rights of any kind or character, known or unknown or speculative, arising out of, based upon, or relating to any claim, whether known or unknown, concerning in any manner Purchaser or the Corporation.

     5.0 Indemnification.
     --------------------

     5.1 Definition.
     ---------------
     As used in this provision, "Damages" means all claims, damages, liabilities, losses, judgments, settlements, and expenses, including, without limitation, all reasonable fees and disbursements of counsel incident to the investigation or defense of any claim or proceeding or threatened claim or proceeding.

     5.2 Terms of Indemnification.
     -----------------------------
     Sellers agree to jointly and severally indemnify, defend and hold harmless Purchaser from all Damages (i) proximately caused by the fault or negligence of Sellers, their officers, employees or agents; (ii) which relate in any manner to the terms and obligations of this Agreement; (iii) which relate to any other failure by Sellers to comply with any terms of this Agreement; (iv) which relate to any failure by Sellers to comply with applicable laws and/or regulations in accordance with this Agreement; (v) resulting from any breach of any representation, warranty, covenant or promise made by Sellers in this Agreement; and/or (vi) resulting from any and all federal, state or local tax liabilities of Sellers that in any manner impact Purchaser.

     5.3 Notice of Claim.
     --------------------
     Sellers shall promptly notify Purchaser in writing of any claim asserted by a third person that might give rise to any indemnity obligation hereunder. Failure of any Seller to promptly give such notice shall not relieve that individual of his indemnification obligations under this Agreement. Together with or following such notice, Sellers shall deliver to Purchaser copies of all notices and documents received by such party relating to the asserted claim (including court papers).


     6.0 Expenses.
     -------------

     Each of the parties hereto shall pay its own expense in connection with this Agreement and the transactions contemplated hereby, including the fees and expenses of its counsel and its certified public accountants and other experts.

     7.0 Conditions Precedent.
     -------------------------

     7.1 Purchaser's obligations under this Agreement are expressly conditioned upon, among other requirements stated herein, (i) the negotiation and execution of an executive employment agreement with the Corporation, (ii) execution of the lease settlement agreement between the Corporation and LeRoy Landhuis, (iii) effective resignation of all present board members and officers of the Corporation, and (iv) election of Purchaser as COB/CEO of the Corporation (v) the cancelation of any existing options currently held by the Sellers. Sellers acknowledge and understand that Corporation intends to retain and employ Purchaser as an officer and/or director of the Corporation. Sellers further acknowledge and hereby waive any conflict of interest by virtue of the intended employment of Purchaser by the Corporation.

     7.2 In the event that Purchaser, Corporation or any third party fails to execute any of the above referenced agreements for any reason, then any deposits made by Purchaser to Sellers, either individually or collectively, towards purchase of the Stock shall be immediately refunded by Sellers and Purchaser's obligations under this Agreement shall be fully extinguished..


     8.0 Miscellaneous.
     ------------------

     8.1 Waivers.
     ------------
     No action taken pursuant to this Agreement, including any investigation by or on behalf of any party shall be deemed to constitute a waiver by the party taking such action or compliance with any representation, warranty, covenant or agreement contained herein, therein and in any documents delivered in connection herewith or therewith. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

     8.2 Notices.
     ------------
     All notices, requests, demands and other communications, which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered or mailed, first class mail, postage prepaid:

                     To Sellers:      See Exhibit "B"

                     To Purchaser:    Scott Gallagher
                                      One Oxford Valley, Ste. 810
                                      Langhorne, PA 19047

                     Copy to:         Joseph A. Maleki, Esq.
                                      Maleki & Associates
                                      19600 Fairchild, Suite 260
                                      Irvine, California 92612

     or to such other address as such party shall have specified by notice in writing to the other party.

     8.3 Merger and Integration.
     ---------------------------
     This Agreement contains the entire understanding of the parties. There are no representations, covenants or understandings other than those, either express, implied or referred to herein. Each party acknowledges that there are no conditions to this agreement other than those expressed or referred to herein. Each party further acknowledges that no other party or any agent or attorney of any other party has made any promise, representation or warranty whatsoever, express or implied or statutory, not contained or referred to herein, concerning the subject matter hereof, to induce him to execute this Agreement, and he acknowledges that he has not executed this Agreement in reliance on any such promise, representation or warranty not specifically contained or referred to herein.

     8.4 Sections and Other Headings.
     --------------------------------
     The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

     8.5 Governing Law.
     ------------------
     This Agreement, and all transactions contemplated hereby, shall be governed by, construed and enforced in accordance with the laws of the State of Pennsylvania. The parties herein submit to personal jurisdiction and venue of a court of subject matter jurisdiction which is appropriate for Langhorne, Pennsylvania.

     8.6 Attorney's Fees and Court Costs.
     ------------------------------------
     In the event that litigation results from or arises out of this Agreement or the performance thereof, the parties agree to reimburse the prevailing party's reasonable attorney's fees, court costs, and all other expenses, whether or not taxable by the court as costs, in addition to any other relief to which, the prevailing party may be entitled.

     8.7 Confidentiality and Non-Disclosure.
     ---------------------------------------
     Except to the extent required by law, without the prior written consent, the undersigned will not make, and will each direct its representatives not to make, directly or indirectly, any public comment, statement, or communication with respect to, or to disclose or permit the disclosure of the existence of this transaction prior to the Closing Date.

     8.8 Contractual Procedures.
     ---------------------------
     Unless specifically disallowed by law, should litigation arise hereunder, service of process therefore, may be obtained through certified mail, return receipt requested; the parties hereto waiving any and all rights they may have to object to the method by which service was perfected.

     8.9 Partial Invalidity.
     -----------------------
     If any provision in this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions will nevertheless continue in full force without being impaired or invalidated in any way.

     8.10 Survival of Representations and Warranties.
     ------------------------------------------------
     The representations and warranties of the parties including indemnification obligations contained herein shall survive following the Closing Date.

     8.11 Further Assurances.
     ------------------------
     The  parties  agree to take all further  actions,  including  execution  of
documents,   which  are  reasonably  necessary  to  effectuate  the  transaction contemplated by this Agreement.

     8.12 Binding on Successors.
     ---------------------------
     This Agreement and covenants and conditions herein contained shall apply to, be binding upon and inure to the benefit of the respective heirs, administrators, executors, legal representatives, assignees, successors and agents of the parties hereto.

     8.13 Specific Performance.
     --------------------------
     The parties agree that remedies, at least for any breach or threat of breach of this Agreement, may be inadequate and that, in the event of any such breach or threat of breach, the non-breaching party will be entitled, in addition to all other rights and remedies otherwise available at law or in equity, to the equitable remedy of injunctive relief to enforce the provisions of this Agreement.

     8.14 Joint Preparation.
     -----------------------
     This Agreement is to be deemed to have been jointly prepared by the parties hereto and any uncertainty and ambiguity existing herein shall not be interpreted against any party hereto, but according to the application of the rules of interpretation of contracts, if any such uncertainty or ambiguity exists.

     8.15 Counterparts.
     ------------------
     This Agreement can be executed in one or more counterparts and the counterparts signed in the aggregate shall constitute a single, original instrument. A facsimile/photocopy of this Agreement may be used in lieu of the original for all purposes.

     IN WITNESS WHEREOF, the parties have executed this Agreement (consisting of 8 pages including Exhibits "A" and "B") so that it is deemed effective as of the day and year first written above.


              SELLERS:                               PURCHASER:



/s/ Fisher DeBerry                          /s/ Scott Gallagher
---------------------------                 --------------------------------
Fisher DeBerry                              Scott Gallagher

    Dated:     2/08/02                          Dated:         1/16/02
           ----------------                            ---------------------



/s/ Roger Burnett
---------------------------
Roger Burnett

    Dated:     2/08/02
           ----------------


/s/ Joe DeBerry
---------------------------
Joe DeBerry

    Dated:     2/08/02
           ----------------


/s/ Ray McElhaney
---------------------------
Ray McElhaney
Selling 75,000 shares   Ray
    Dated:     2/11/02
           ----------------


/s/ Bill M. Conrad
---------------------------
Bill Conrad
Selling 72,000 shares

    Dated:     2/11/02
           ----------------

EXHIBIT "A"

SELLERS' ALLOCATION OF SHARES/PURCHASE PRICE



      SHAREHOLDER               NO. OF SHARES           SELLING/PURCHASE PRICE
                                                             ($0.03/share)
-------------------------       -------------           ----------------------

     Fisher Deberry                  700,000                   $21,000.00
-------------------------       -------------           ----------------------
     Roger Burnett                   520,000                   $15,600.00
-------------------------       -------------           ----------------------
     Joe Deberry                     464,618                   $13,938.54
-------------------------       -------------           ----------------------
     Ray Mcelhaney                    95,000                   $ 2,850.00
-------------------------       -------------           ----------------------
     Bill Conrad                      82,000                   $ 2,460.00
-------------------------       -------------           ----------------------
     Total                         1,861,618                   $55,848.54
=========================       =============           ======================

EXHIBIT "B"

ADDRESS OF RECORD FOR SELLERS



 SHAREHOLDER                           ADDRESS FOR NOTICE
--------------        ----------------------------------------------------------

Fisher Deberry        1055 Dolan Drive, Monument, CO 80132
--------------        ----------------------------------------------------------

Roger Burnett         c/o Throbak Marketing and Management
                      2360 Biltmore Court, Colorado Springs, CO 80907
--------------        ----------------------------------------------------------

Joe  Deberry          c/o  Throbak Marketing and Management
                      2360 Biltmore Court, Colorado Springs, CO 80907
--------------        ----------------------------------------------------------

Ray Mcelhaney         c/o New Frontier Energy
                      5525 Erindale Drive, Suite 201, Colorado Springs, CO 80918
--------------        ----------------------------------------------------------

Bill Conrad           c/o New Frontier Energy
                      5525 Erindale Drive, Suite 201, Colorado Springs, CO 80918
--------------        ----------------------------------------------------------